



04016850

ATES
NGE COMMISSION
Washington, D.C. 20549

UF 5-7-04

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/03___ AND ENDING___12/31/03___
                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  CEROS BROKER SERVICE, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
37869
FIRM I.D. NO.

___17 MONSIGNOR O'BRIEN HIGHWAY___
(No. and Street)

___E. CAMBRIDGE___   ___MA___   ___02141___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___MICHAEL D. KOPPEL, CPA___   ___781-407-0300___
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___GRAY, GRAY & GRAY, LLP___
(Name – if individual, state last, first, middle name)

___34 SOUTHWEST PARK___   ___WESTWOOD___   ___MA___   ___02090___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___MARK HAUSMAN_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___CEROS BROKER SERVICE, INC._____ , as
of ___DECEMBER_____ 31___ , 20 _03___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

HOWARD D. KARP
Notary Public
My Commission Expires
January 9, 2009

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

Form X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
PART II 11

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

CEROS BROKER SERVICE, INC. 13

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

17 MONSIGNOR O'BRIEN HIGHWAY 20

EAST (No. and Street)
CAMBRIDGE 21 MA 22 02141 23
(City) (State) (Zip Code)

SEC FILE NO.
8-47955 14
FIRM I.D. NO.
37869 15
FOR PERIOD BEGINNING (MM/DD/YY)
1/1/03 24
AND ENDING (MM/DD/YY)
12/31/03 25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL D. KOPPEL, CPA 30

(Area Code) — Telephone No.
781-407-0300 31

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

32 ___ 33
34 ___ 35
36 ___ 37
38 ___ 39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 29 day of March 20 04
Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1695 (07-02) 1 of 28

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GRAY, GRAY & GRAY, LLP

| 70 |

ADDRESS

34 SOUTHWEST PARK   WESTWOOD   MA   02090

71		72		73		74
Number and Street		City		State		Zip Code

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
    or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	CEROS BROKER SERVICE, INC.	N 2		100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) **12/31/03** | 99
SEC FILE NO. **8-47955** | 98

Consolidated | | 198
Unconsolidated | X | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 10,605	200			$ 10,605	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	103,550	290			103,550	800
E. Other		300	$ 0	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350	0	600	0	830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	CEROS BROKER SERVICE, INC.	as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable	Non-Allowable	Total
E. Stocks and warrants ....9 $	410		
F. Options	420		
G. Arbitrage...................................	422		
H. Other securities	424		
I. Sport commodities ....;.............	430	$	850
8. Securities owned not readily marketable:			
A. At Cost.....8 $ [130]	440	$ 610	860
9. Other investments not readily marketable:			
A. At Cost ..... $ [140]			
B. At estimated fair value	450	620	870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. Exempted securities .. $ [150]			
B. Other .... $ [160] 10	460	630	880
11. Secured demand notes- market value of collateral:			
A. Exempted securities .. $ [170]			
B. Other ....$ [180]	470	640	890
12. Memberships in exchanges:			
A. Owned, at market value ....$ [190]			
B. Owned at cost		650	
C. Contributed for use of company, at market value	12	660	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	480	670 14	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)..	490	2,505 [680]	2,505 [920]
15. Other Assets:			
A. Dividends and interest receivable	500	690	
B. Free shipments	510	700	
C. Loans and advances	520	710	
D. Miscellaneous 11	530	2,031 [720]	2,031 [930]
16. TOTAL ASSETS .... $	114,155 [540] 13 $	4,536 [740] $	118,691 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	CEROS BROKER SERVICE, INC.	as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

	A.I. Liabilities*	Non-A.I. Liabilities*	Total

Liabilities

17. Bank loans payable:
   A. Includable in "Formula for Reserve Requirements" ..... $ [1030] $ [1240] $ 0 [1460]
   B. Other..... [1040] $ [1250] $ 0 [1470]
18. Securities sold under repurchase agrement.... [1260] 0 [1480]
19. Payable to brokers or dealers and clearing organizations:
   A. Failed to receive:
      1. Includable in "Formula for Reserve Requirements" ..... [1050] [1270] 0 [1490]
      2. Other..... [1060] [1280] 0 [1500]
   B. Securities loaned:
      1. Includable in "Formula for Reserve Requirements" ..... [1070] [21] 0 [1510]
      2. Other..... [16] [1080] [1290] 0 [1520]
   C. Omnibus accounts:
      1. Includable in "Formula for Reserve Requirements" ..... [1090] 0 [1530]
      2. Other..... [1095] [19] [1300] 0 [1540]
   D. Clearing organizations:
      1. Includable in "Formula for Reserve Requirements" ..... [1100] 0 [1550]
      2. Other..... [1105] [1310] 0 [1560]
   E. Other. ..... [1110] [1320] 0 [1570]
20. Payable to customers:
   A. Securities accounts-including free credits of ....15$ [950] [1120] [22] 0 [1580]
   B. Commodities accounts..... [17] [1130] [1330] 0 [1590]
21. Payable to non customers:
   A. Securities accounts ..... [1140] [1340] 0 [1600]
   B. Commodities accounts ..... [1150] [1350] 0 [1610]
22. Securities sold not yet purchased at market value-including arbitrage of ....$ [960] [1360] 0 [1620]
23. Accounts payable and accrued liabilities and expenses:
   A. Drafts payable ..... [1160] 0 [1630]
   B. Accounts payable ..... 19,480 [1170] 19,480 [1640]
   C. Income taxes payable ..... 266 [1180] [23] 266 [1650]
   D. Deferred income taxes ..... [20] 0 [1370] 0 [1660]
   E. Acrued expenses and other liabilities ..... [1190] 0 [1670]
   F. Other ..... [18] [1200] [1380] 0 [1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	CEROS BROKER SERVICE, INC.	as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

	A.I. Liabilities*	Non-A.I. Liabilities*	Total
Liabilities			
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ 0 [1690]
B. Secured	25 [1211]	$ [1390]	0 [1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders 24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borowings, at market value		[1410]	0 [1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420] 27	0 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value	26	[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
26. TOTAL LIABILITIES	$ 19,746 [1230]	$ 0 [1450]	$ 19,746 [1760]

Ownership Equity		
27. Sole Proprietorship		$ [1770]
28. Partnership-limited partners	$ [1020]	$ [1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		28 150,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		(51,055) [1794]
E. Total		98,945 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 98,945 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 118,691 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	CEROS BROKER SERVICE, INC.	as of 12/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Conditon - Item 1800		$ 98,945	3480
2.	Deduct Ownership equity not allowable for Net Capital		( )	3490
3.	Total ownership equity qualified for Net Capital		98,945	3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0	3520
	B. Other (deductions) or allowable credits (List)	33	0	3525
5.	Total capital and allowable subordinated liabilities		$ 98,945	3530
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) ... $ 4,536	3540		
	1. Additional charges for customers' and non-customers' security accounts ... $	3550		
	2. Additional charges for customers' and non-customers' commodity accounts	3560		
	B. Aged fail-to-deliver	3570		
	1. Number of items	29	3450		
	C. Aged short security differences-less reserve of ... $	3460	30	3580	
	number of items	3470		
	D. Secured demand note deficiency	3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges	3600		
	F. Other deductions and/or charges	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	3615		
	H. Total deductions and/or charges		(4,536)	3620
7.	Other additions and/or allowable credits (List)		0	3630
8.	Net capital before haircuts on securities positions		$ 94,409	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities committments ... $	3660		
	B. Subordinated securities borrowings	3670		
	C. Trading and investment securities:			
	1. Bankers' acceptances, certificates of deposit and commercial paper	31	3680		
	2. U.S. and Canadian government obligations	3690		
	3. State and municipal government obligations	3700		
	4. Corporate obligations	3710		
	5. Stocks and warrants	3720		
	6. Options	3730		
	7. Arbitrage	3732		
	8. Other securities	32 2,000	3734		
	D. Undue Concentration	3650		
	E. Other (List)	3736	(2,000)	3740
10.	Net Capital		$ 92,409	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER   CEROS BROKER SERVICE, INC.   as of __12/31/03__

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)		$ 1,317	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 5,000	3760
14. Excess net capital (line 10 less 13)		$ 87,409	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	₃₅$	90,434	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 19,746	3790
17. Add:			
A. Drafts for immediate credit ....₃₄$ ___ 3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited ......$ ___ 3810			
C. Other unrecorded amounts (List) ......$ 0 3820	$	0	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		$	3838
19. Total aggregate indebtedness		$ 19,746	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)		% 21.37%	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)		% 21.27%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits ......₃₆$			3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	3880
24. Net capital requirement (greater of line 22 or 23)		$	3760
25. Excess net capital (line 10 less 24)		$	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)		%	3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)		%	3854
28. Net capital in excess of the greater of:			
A. 5% of combines aggregate debit items or $120,000		$	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	CEROS BROKER SERVICE, INC.	as of 12/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) .... $\blacktriangledown_{46}$ $ _____ | 4340 |

2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) .... _____ | 4350 |

3. Monies payable against customers' securities loaned (see Note C) .... _____ | 4360 |

4. Customers' securities failed to receive (see Note D) .... _____ | 4370 |

5. Credit balances in firm accounts which are attributable to principal sales to customers .... _____ | 4380 |

6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days .... _____ | 4390 |

7. **Market value of short security count differences over 30 calendar days old .... _____ | 4400 |

8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days .... $\blacktriangledown_{47}$ _____ | 4410 |

9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days .... _____ | 4420 |

10. Other (List) .... 0 | 4425 |

11. TOTAL CREDITS .... $ 0 | 4430 |

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 ...... $ _____ | 4440 |

13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver..................................... _____ | 4450 |

14. Failed to deliver of customers' securities not older than 30 calendar days .... _____ | 4460 |

15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)................................... _____ | 4465 |

16. Other (List).. $\blacktriangledown_{48}$ 0 | 4469 |

17. **Aggregate debit items .... $ 0 | 4470 |

18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)) .... ( ) | 4471 |

19. **TOTAL 14c3-3 DEBITS... $ 0 | 4472 |

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) .... $\blacktriangledown_{49}$ $ _____ | 4480 |

21. Excess of total credits over total debits (line 11 less line 19) .... _____ | 4490 |

22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits .... _____ | 4500 |

23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period .... _____ | 4510 |

24. Amount of deposit (or withdrawal) including

$_____ | 4515 | value of qualified securities.. _____ | 4520 |

25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including

$_____ | 4525 | value of qualified securities .... $ 0 | 4530 |

26. Date of deposit (MMDDYY) .... | 4540 |

FREQUENCY OF COMPUTATION

27. Daily $\blacktriangledown_{50}$ _____ | 4332 | Weekly _____ | 4333 | Monthly _____ | 4334 |

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 38 1 / 1 / 0 3932 to 1 2 / 3 1 / 0 3933
CEROS BROKER SERVICE, INC.	Number of months included in this statement 1 2 3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in listed equity securities executed on an exchange ... $ 111,248 | 3935 |
   b. Commissions on transactions in exchange listed equity securities executed over-the-counter ... | 3937 |
   c. Commissions on listed option transactions ... 117,331 | 3938 |
   d. All other securities commissions ... 83,494 | 3939 |
   e. Total securities commissions ... 40 312,073 | 3940 |
2. Gains or losses on firm securities trading accounts
   a. From market making in over-the-counter equity securities ... | 3941 |
     1. Includes gains or (losses) OTC market making in exchange listed equity securities ... | 3943 |
   b. From trading in debt securities ... | 3944 |
   c. From market making in options on a national securities exchange ... | 3945 |
   d. From all other trading ... | 3949 |
   e. Total gains or (losses) ... | 3950 |
3. Gains or losses on firm securities investment accounts
   a. Includes realized gains (losses) ... | 4235 |
   b. Includes unrealized gains (losses) ... | 4236 |
   c. Total realized and unrealized gains (loses) ... 41 | 3952 |
4. Profits or (losses) from underwriting and selling groups ... | 3955 |
   a. Includes underwriting income from corporate equity securities ... | 4237 |
5. Margin interest ... | 3960 |
6. Revenue from sale of investment company shares ... | 3970 |
7. Fees for account supervision, investment advisory and administrative services ... 14,653 | 3975 |
8. Revenue from research services ... | 3980 |
9. Commodities revenue ... | 3990 |
10. Other revenue related to securities business ... 42 | 3985 |
11. Other revenue ... (17) | 3995 |
12. Total revenue ... $ 326,709 | 4030 |

EXPENSES

13. Registered representative's compensation ... $ | 4110 |
14. Clerical and administrative employees' expenses ... | 4040 |
15. Salaries and other employment costs for general partners, and voting stockholder officers ... 27,200 | 4120 |
   a. Includes interest credited to General and Limited Partners capital accounts ... | 4130 |
16. Floor brokerage paid to certain brokers (see definition) ... | 4055 |
17. Commissions and clearance paid to all other brokers (see definition) ... 43 182,866 | 4145 |
18. Clearance paid to non-brokers (see definition) ... | 4135 |
19. Communications ... | 4060 |
20. Occupancy and equipment costs ... | 4080 |
21. Promotional costs ... | 4150 |
22. Interest expense ... 0 | 4075 |
   a. Includes interest on accounts subject to subordination agreements ... | 4070 |
23. Losses in error account and bad debts ... | 4170 |
24. Data processing costs (including service bureau service charges) ... 44 | 4186 |
25. Non-recurring charges ... | 4190 |
26. Regulatory fees and expenses ... 2,106 | 4195 |
27. Other expenses ... 126,360 | 4100 |
28. Total expenses ... $ (11,823) | 4200 |

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28) ... (11,823) | 4210 |
30. Provision for Federal income taxes (for parent only) ... | 4220 |
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above ... 45 | 4222 |
   a. After Federal income taxes of ... 39 | 4238 |
32. Extraordinary gains (losses) ... | 4224 |
   a. After Federal income taxes of ... | 4239 |
33. Cumulative effect of changes in accounting principles ... | 4225 |
34. Net income (loss) after Federal income taxes and extraordinary items ... $ (11,823) | 4230 |

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items ... $ | 4211 |

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER   CEROS BROKER SERVICE, INC.   as of 12/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS
28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... 52 $ _____ [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... _____ [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm 51   SEC 17574   [4335]   X   [4570]

D. (k)(3) — Exempted by order of the Commission .... _____ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3
State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date
   (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required
   action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ _____ [4586]
   A. Number of items .... _____ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not
   been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations"
   as permitted under Rule 15c3-3. Notes B, C and D .... $ _____ [4588]
   A. Number of items .... 53 _____ [4589]

   OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of
   customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to
   fulfill the requirements of Rule 15c3-3 .... Yes _____ [4584] No _____ [4585]

NOTES
A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was
   required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the
   respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such
   date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This
   information may be required on a more frequest basis by the Commission or the designated examining authority. in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	CEROS BROKER SERVICE, INC.	as of	12/31/03

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:
   - A. Cash .... | 7010
   - B. Securities (at market) .... | 7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market .... | 7030
3. Exchange traded options:
   - A. Add: Market Value of an open option contracts purchased on a contract market .... | 7032
   - B. Deduct: Market Value of an open option contracts granted (sold) on a contract market .... | 7033
4. Net equity (deficit) (total of 1, 2 and 3) .... | 7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades .... | 7050
6. Amount required to be segregated (total of 5 and 4) .... | 7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:
   - A. Cash .... | 7070
   - B. Securities representing investments of customers' fund (at market) .... | 7080
   - C. Securities held in particular customers or option customers in lieu of cash (at market) .... | 7090
8. Margin on deposits with clearing organizations of contract markets:
   - A. Cash .... | 7100
   - B. Securities representing investments of customers' fund (at market) .... | 7110
   - C. Securities held in particular customers or option customers in lieu of cash (at market) .... | 7120
9. Settlement due from (to) clearing organizations of contract markets .... | 7130
10. Exchange traded options:
    - A. Add: Unrealized receivables for option contracts purchased on contract markets .... | 7132
    - B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets .... | 7133
11. Net equities with other FCMs .... | 7140
12. Segregated funds on hand:
    - A. Cash .... | 7150
    - B. Securities representing investments of customers' funds (at market) .... | 7160
    - C. Securities held for particular customers in lieu of cash (at market) .... | 7170

13. Total amount in segregation *total of 7 through 12) .... $ | 7180
14. Excess (insufficiency) funds in segregation (13 minus 6) .... $ | 7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	CEROS BROKER SERVICE, INC.	as of 12/31/03

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54 [4600]	[4601]	[4602] $	[4603]	[4604]	[4605]
55 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
56 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
57 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
58 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
59 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
60 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
61 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
62 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
63 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

Total $ 64 _____ [4699*]

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: | DESCRIPTIONS
1. | Equity Capital
2. | Subordinated Liabilities
3. | Accruals
4. | 15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER	CEROS BROKER SERVICE, INC.	as of 12/31/03

RECAP
Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**
   A. Partnership Capital:
   1. General Partners $\quad$ 65 $ _____ [4700]
   2. Limited _____ [4710]
   3. Undistributed Profits _____ [4720]
   4. Other (describe below) _____ [4730]
   5. Sole Proprietorship _____ [4735]
   B. Corporation Capital:
   1. Common Stock _____ [4740]
   2. Preferred Stock _____ [4750]
   3. Retained Earnings (Dividends and Other) $\quad$ 66 _____ [4760]
   4. Other (describe below) _____ [4770]
2. **Subordinated Liabilities**
   A. Secured Demand Notes _____ [4780]
   B. Cash Subordinates _____ [4790]
   C. Debentures _____ [4800]
   D. Other (describe below) _____ [4810]
3. **Other Anticipated Withdrawals**
   A. Bonuses _____ [4820]
   B. Voluntary Contributions to Pension or Profit Sharing Plans $\quad$ 67 _____ [4860]
   C. Other (describe below) _____ [4870]
   Total .... $ _____ [4880]
4. **Description of Other**

   _____
   _____
   _____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 110,768	[4240]
A. Net income (loss)		(11,823)	[4250]
B. Additions (includes non-conforming capital of	$ _____ [4263] 68	_____	[4260]
C. Deductions (includes non-conforming capital of	$ _____ [4272]	_____	[4270]
2. Balance, end of period (From Item 1800)		$ 98,945	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ _____	[4300]
A. Increases	_____	[4310]
B. Decreases	(_____)	[4320]
4. Balance, end of period (From Item 3520)	$ _____	[4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
CEROS BROKER SERVICE, INC.	as of	12/31/03

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days					
A. breaks long	$		4890		4900
B. breaks short	72 $		4910	74	4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter?
(Check one)   Yes [ ] 4930   No [ ] 4940

3. Personnel employed at end of reporting period:
A. Income producing personnel 4950
B. Non-income producing personnel (all other) 4960
C. Total 4970
4. Actual number of tickets executed during current month of reporting period 4980
5. Nunber of corrected customer confirmations mailed after settlement date 4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences 69	5000	$ 5010	5020 75 $ 5030	
7. Security suspense accounts	5040	$ 5050	5060 $ 5070	
8. Security difference accounts	5080	$ 5090	5100 $ 5110	
9. Commodity suspense accounts	5120	$ 5130	5140 $ 5150	
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180 $ 5190	
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	5200 71 $	5210 73	5220 $ 5230	
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260 $ 5270	
13. Transactions in reorganization accounts — over 60 calendar days 70	5280	$ 5290	5300 75 $ 5310	
14. Total	5320	$ 5330	5340 $ 5350	

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	5363	$ 5364	5365
17. Security concentrations (See instructions in Part I):			
A. Proprietary positions		$	5370
B. Customers' accounts under Rule 15c3-3		$	5374
18. Total of personal capital borrowings due within six months		$	5378
19. Maximum haircuts on underwriting commitments during the period 77		$	5380
20. Planned capital expenditures for business expansion during next six months		$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent		$	5384
22. Lease and rentals payable within one year		$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease			
A. Gross		$	5388
B. Net		$	5390

OMIT PENNIES



2003

CEROS BROKER SERVICE, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2003

CEROS BROKER SERVICE, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2003

AUDITED FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION



GRAY   GRAY   GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
THE NEXT GENERATION IN ACCOUNTING

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ceros Broker Service, Inc.

We have audited the accompanying statements of financial condition of **Ceros Broker Service, Inc.** as of December 31, 2003 and 2002, and the statements of operations and accumulated deficit and cash flows - direct method for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Ceros Broker Service, Inc.** as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information section, presented for the purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gray, Gray & Gray, LLP

GRAY, GRAY & GRAY, LLP

March 19, 2004

CEROS BROKER SERVICE, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2003	2002
CURRENT ASSETS		
Cash	$ 10,605	$ 27,979
Commissions receivable	3,550	2,031
Prepaid expenses	2,031	1,400
Due from affiliate	0	61,932
Employee advances	0	2,000
TOTAL CURRENT ASSETS	16,186	95,342
PROPERTY AND EQUIPMENT, at cost, less		
accumulated depreciation of $9,414 in 2003 and $8,015 in 2002	2,505	3,903
OTHER ASSETS		
Deposits with clearing organizations	100,000	24,937
TOTAL ASSETS	$ 118,691	$ 124,182

The accompanying notes are an integral part of these financial statements.

-2-

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31,	
	2003	2002
CURRENT LIABILITIES		
Accounts payable	$ 19,480	$ 13,148
Other payables	266	266
TOTAL CURRENT LIABILITIES	19,746	13,414
STOCKHOLDER'S EQUITY		
Common stock, Class A, voting, $1.00 par value	150,000	150,000
Accumulated deficit	(51,055)	(39,232)
TOTAL STOCKHOLDER'S EQUITY	98,945	110,768
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 118,691	$ 124,182

The accompanying notes are an integral part of these financial statements.

CEROS BROKER SERVICE, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

| | Year Ended December 31, | |
	2003	2002
INCOME		
Commissions and service revenues	$ 312,073	$ 188,309
Net unrealized loss from investment activities	(17)	(709)
Interest income	0	6,192
Management fees	14,653	3,794
TOTAL INCOME	326,709	197,586
OPERATING EXPENSES		
General and administrative expenses	337,133	186,465
Depreciation	1,399	1,399
TOTAL OPERATING EXPENSES	338,532	187,864
NET INCOME (LOSS)	(11,823)	9,722
ACCUMULATED DEFICIT AT BEGINNING OF YEAR	(39,232)	(48,954)
ACCUMULATED DEFICIT AT END OF YEAR	$ (51,055)	$ (39,232)

The accompanying notes are an integral part of these financial statements.

GRAY, GRAY & GRAY, LLP   CERTIFIED PUBLIC ACCOUNTANTS

CEROS BROKER SERVICE, INC.

STATEMENTS OF CASH FLOWS - DIRECT METHOD

	Year Ended December 31,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 389,139	$ 182,268
Cash paid to suppliers, employees and other brokers	(331,432)	(195,643)
Interest received	0	6,192
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	57,707	(7,183)
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) decrease in deposits with clearing organizations, net of unrealized gains and losses	(75,081)	34,046
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(75,081)	34,046
NET INCREASE (DECREASE) IN CASH	(17,374)	26,863
CASH AT BEGINNING OF YEAR	27,979	1,116
CASH AT END OF YEAR	$ 10,605	$ 27,979

The accompanying notes are an integral part of these financial statements.

-5-

	Year Ended December 31,	
	2003	2002

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED (USED) BY OPERATING ACTIVITIES:

Net income (loss)	$ (11,823)	$ 9,722
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	1,399	1,399
Net realized and unrealized loss	17	709
(Increase) decrease in assets:		
Commissions receivable	(1,519)	3,432
Prepaid expenses	(631)	894
Due from affiliate	61,932	(11,267)
Employee advances	2,000	(2,000)
Increase (decrease) in liabilities:		
Accounts payable	6,332	1,141
Accrued expenses	0	(11,023)
Other payables	0	(190)
TOTAL ADJUSTMENTS	69,530	(16,905)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 57,707	$ (7,183)

The accompanying notes are an integral part of these financial statements.

CEROS BROKER SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - BUSINESS

Principal Business Activity - Ceros Broker Service, Inc. is an introducing broker in the business of trading securities. The Company is a registered member of the Securities and Exchange Commission, the National Association of Securities Dealers, and is registered with various state securities commissions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income from financial reporting and tax purposes and also operating losses that are available to offset future taxable income.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash - During the course of the normal business cycle the Company, at times, maintains on deposit cash balances in excess of FDIC insured limits.

NOTE 3 - PROPERTY AND EQUIPMENT

The estimated useful lives used for computing depreciation are as follows:

	2003	2002	Estimated Useful Lives
Property and equipment	$ 11,918	$ 11,918	5 - 7 Years
Less accumulated depreciation	9,413	8,015	
	$ 2,505	$ 3,903	

Depreciation expense was $1,399 for the years ended December 31, 2003 and 2002.

NOTE 4 - DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits with clearing organizations are shown on the December 31st statements of financial condition at market value as follows:

	2003	2002
Aggregate cost	$ 100,017	$ 25,646
Gross unrealized loss	(17)	(709)
Market value	$ 100,000	$ 24,937
Net unrealized loss	$ (17)	$ (709)

Deposits with clearing organizations include investments in United States Government Securities. These securities are classified as held-to-maturity securities and recorded at amortized cost, adjusted for premiums and discounts that are recognized in unrealized gains and losses.

CEROS BROKER SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 5 - INCOME TAXES

In 2002, current federal and state income taxes were offset by the use of net operating loss carryforwards; therefore, the Company did not set up a provision for income taxes. As of December 31, 2003, the Company has approximately $47,000 of net operating loss carryforwards available to offset future taxable income.

The net deferred tax amounts included in the accompanying statements of financial condition include the following amounts of deferred tax assets and liabilities as of December 31:

| | 2003 | | 2002 | |
	Current	Noncurrent	Current	Noncurrent
Deferred tax asset	$ 11,100	$ 0	$ 9,000	$ 0
Deferred tax liability	0	0	0	0
Valuation allowance	(11,100)	0	(9,000)	0
Deferred tax asset (liability), net	$ 0	$ 0	$ 0	$ 0

The deferred tax asset results from net federal and state operating loss carryforwards. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the reliability of the deferred tax asset such that a full valuation allowance has been recorded.

NOTE 6 - REGULATORY REQUIREMENTS

Pursuant to net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined, of $92,409 and $41,013 at December 31, 2003 and 2002, respectively. The minimum net capital requirement is $5,000.

Exemptive Provision Under Rule 15c3-3 - The Company, as an introducing broker, is exempt under subparagraph (k)(2)(ii) of Rule 15c3-3 from maintaining a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

CEROS BROKER SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is affiliated with other companies in the same line of business. 90% of the Company's commissions are earned from transactions with these affiliates. Per a written agreement, a foreign corporation with the same ownership refers customers who purchase securities through the Company. A significant portion (60% in 2003 and 49% in 2002) of the commissions earned on these transactions are paid back to the foreign affiliate as commission expense. In 2002, this affiliate was also reimbursing the Company for certain operational costs.

Total commissions paid back, net of reimbursed costs, totaled $182,866 and $99,212 for the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002 net commissions receivable from the foreign affiliate, reduced by reimbursements of operating expenses, were $0 and $61,932, respectively. The Company charged interest on such outstanding balances. Interest income totaled $0 and $5,057 for 2003 and 2002, respectively.

The Company received management fees of $14,653 and $3,794 from an affiliate in 2003 and 2002, respectively. The management fees relate to administrative charges to the related party.

Approximately 10% of the Company's commissions are earned from entities that are related to an officer of the Company.

NOTE 8 - CAPITAL STRUCTURE

As of December 31, 2003 and 2002, the Company had 200,000 shares of Class A voting, $1 par value common stock authorized, and 150,000 shares issued and outstanding.

OTHER FINANCIAL INFORMATION



GRAY   GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
THE NEXT GENERATION IN ACCOUNTING

INDEPENDENT AUDITORS' REPORT ON OTHER FINANCIAL INFORMATION

Board of Directors
Ceros Broker Service, Inc.

Our audits for the years ended December 31, 2003 and 2002 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gray, Gray & Gray, LLP

GRAY, GRAY & GRAY, LLP

March 19, 2004

CEROS BROKER SERVICE, INC.

SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

| | Year Ended December 31, | |
	2003	2002
Officer's salary	$ 27,200	$ 10,880
Commissions expense	182,866	99,212
Clearing charges	94,266	43,876
Professional fees	18,727	24,140
Office	4,951	5,195
Payroll and other taxes	2,851	4,092
Dues and registrations	2,106	2,951
Telephone	2,106	2,427
Insurance	2,060	4,777
Miscellaneous	0	(11,123)
Travel and entertainment	0	38
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 337,133	$ 186,465



GRAY GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
THE NEXT GENERATION IN ACCOUNTING

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Ceros Broker Service, Inc.

In planning and performing our audits of the financial statements of **Ceros Broker Service, Inc.** for the years ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Ceros Broker Service, Inc.** that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



GRAY GRAY & GRAY, LLP

Board of Directors
Ceros Broker Service, Inc.
Page 2

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be for any other purpose.

Gray, Gray & Gray, LLP

GRAY, GRAY & GRAY, LLP

March 19, 2004